Exhibit 99.1

Uranium Royalty Corp. Takes Delivery of Initial Tranche Under its 10-Year Supply Agreement to Acquire US$10 Million of Physical Uranium

Highlights

●	Uranium Royalty Corp (URC) previously announced on March 30, 2021 the initial exercise of its option to purchase US$10 million of physical uranium, secured under its strategic and foundational investment in the 2018 IPO of Yellow Cake plc (YCA);

●	URC has now taken delivery of 348,068 pounds of U3O8; and

●	Together with our recently announced proposed acquisitions of royalty interests in the McArthur River and Cigar Lake mines, URC is ideally positioned to benefit from improving uranium prices.

Vancouver, Canada (April 29, 2021) – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to confirm the completion of its previously announced acquisition of 348,068 pounds of U3O8 pursuant to its existing strategic arrangements with Yellow Cake plc (“Yellow Cake”) at a price of US$28.73 per pound. The purchased physical uranium is being held in URC’s account at the Fuel Services facilities of Cameco Corporation in Ontario, Canada.

Scott Melbye, Chief Executive Officer of URC, commented: “We are pleased to confirm the acquisition and delivery of uranium into our holding account. This purchase is in line with our goal of gaining exposure to uranium prices through sector-focused investments and we believe that it clearly demonstrates the value of our strategic Yellow Cake investment.”

Mr. Melbye continued: “The addition of this direct physical uranium interest further diversifies our unique uranium-focused portfolio and adds a valuable asset to our balance sheet. Together with our recently announced proposed acquisitions of royalty interests in the McArthur River and Cigar Lake mines, we believe we are uniquely positioned to benefit from improving uranium prices.”

The acquisition was completed pursuant to the option granted to the Company in connection with its 2018 IPO investment in Yellow Cake. Pursuant to the option, the Company may acquire between US$2.5 million and US$10 million of U3O8 per year from Yellow Cake under its supply agreement that will expire on January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake is a listed uranium holding company that purchases U3O8 through the spot market and a long-term supply agreement with National Atomic Company Kazatomprom JSC.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding uranium markets, proposed royalty acquisitions and the Company’s acquisition strategy. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, any inability to satisfy conditions to completion of the Company’s recently announced royalty acquisitions or to complete any of the transactions as contemplated or at all, any ability for the Company to obtain necessary financing on acceptable terms or at all, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in the Annual Information Form and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.